Exhibit (a)(5)(B)

For Immediate Release

Forrester Research Announces Commencement Of Tender Offer To

Repurchase Up To $130 Million Of Its Common Stock

CAMBRIDGE, Mass., April 3, 2013 … Forrester Research, Inc. (Nasdaq: FORR) today announced that it is commencing its previously announced “modified Dutch auction” self-tender offer to repurchase up to $130 million of its common stock at a price per share within the range of $32.00 to $36.00. The Nasdaq closing price of Forrester’s common stock on April 2, 2013, was $34.74 per share.

The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, May 1, 2013, unless extended by Forrester. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case in accordance with the procedures described in the tender offer materials that are being distributed to stockholders.

A “modified Dutch auction” self-tender offer allows stockholders to indicate how many shares and at what price within the company’s specified range (in increments of $0.25 per share) they wish to tender. When the tender offer expires, based upon the number of shares tendered and the prices specified by the tendering stockholders, the company will determine the purchase price, which will be the lowest price per share within the range that will enable the company to purchase $130 million of its common stock (or a lower amount if the offer is not fully subscribed). The company also reserves the right to purchase up to an additional 2% of its shares outstanding pursuant to and without amending or extending the tender offer.

All shares accepted for payment will be purchased at the same purchase price, regardless of whether a stockholder tendered such shares at a lower price within the range. Stockholders will receive the purchase price in cash, without interest, for shares properly tendered (and not properly withdrawn) at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including provisions relating to “odd lot” priority, proration, and conditional tenders in the event that the aggregate cost to purchase all of the shares tendered at or below the purchase price exceeds $130 million. These provisions are described in the Offer to Purchase relating to the tender offer that is being distributed to stockholders. All shares tendered at prices above the purchase price will not be purchased and will be returned promptly to stockholders.

Forrester will use a portion of its cash, cash equivalents, and marketable investments to fund the repurchase of shares in the tender offer. The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase.

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The company’s directors and executive officers, including George F. Colony, Forrester’s largest stockholder and its chairman and chief executive officer, have advised the company of their intention not to tender any shares in the tender offer.

UBS Securities LLC will serve as dealer manager for the tender offer. Georgeson Inc. will serve as information agent for the tender offer, and Computershare Trust Company, N.A. will serve as depositary for the tender offer. For more information about the tender offer, please contact Georgeson Inc. toll-free at +1 888.661.5651.

While the company’s board of directors authorized the tender offer, it has not made and will not be making any recommendation to the company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender them. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The discussion of the tender offer contained in this press release is for informational purposes only, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the shares will be made only pursuant to the Offer to Purchase, the related letter of transmittal, and other related materials that are expected to be mailed to all stockholders shortly, at no expense to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. The company will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the Offer to Purchase, the related letter of transmittal, and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Georgeson Inc. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

About Forrester Research

Forrester Research, Inc. (Nasdaq: FORR) is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Forrester works with professionals in 17 roles at major companies providing proprietary research, customer insight, consulting, events, and peer-to-peer executive programs. For more than 29 years, Forrester has been making IT, marketing, and technology industry leaders successful every day. For more information, visit www.forrester.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. These include statements about the “modified Dutch auction” self-tender offer and related share repurchase, including the expected timing of the tender offer. These statements are based on Forrester’s current plans and expectations and involve risks and uncertainties that could cause actual future activities or results to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and results to differ include, among others, risks and uncertainties regarding the amount and timing of potential benefits of the tender offer; risks and uncertainties regarding the commencement, success, and completion of the tender offer; Forrester’s ability to retain and enrich memberships for its research products and services; technology spending; Forrester’s ability to respond to business and economic conditions and market trends; the risks and challenges inherent in international business activities; competition and industry consolidation; the ability to attract and retain professional staff; Forrester’s dependence on key personnel; the possibility of network disruptions and security breaches; and possible variations in Forrester’s quarterly operating results. Forrester undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to Forrester’s reports and filings with the Securities and Exchange Commission.

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Contact:

Michael Doyle

Chief Financial Officer

Forrester Research, Inc.

+1 617.613.6000

mdoyle@forrester.com

Jon Symons

Vice President, Corporate Communications

Forrester Research, Inc.

+ 1 617.613.6104

press@forrester.com

© 2013, Forrester Research, Inc. All rights reserved. Forrester is a registered trademark of Forrester Research, Inc.